KRAMER LEVIN NAFTALIS & FRANKEL LLP

James A. Grayer
Phone 212-715-7616
Fax 212-715-8050
jgrayer@KRAMERLEVIN.com

October 11, 2011

Via EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Conmed Healthcare Management, Inc.
Revised Schedule 14A
Filed on September 21, 2011
File No. 001-34408

Dear Mr. Reynolds:

This letter sets forth the responses of Conmed Healthcare Management, Inc. (the “Company”) to the comments contained in your letter, dated October 5, 2011, relating to the above-referenced Preliminary Proxy Statement. Set forth below in bold font are the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter and immediately below each comment is the response of the Company with respect thereto.

1.
We note your revised disclosure that Dr. Desnick requested your confidential information memorandum to consider “the valuation metrics.” You later disclose that the document “did not include any valuations …” With a view to revised disclosure as appropriate, please advise us of the difference between valuation metrics and what you mean by valuations not included in the document. In this regard, it is unclear if, for example, what Dr. Desnick sought was ultimately not in the information provided to him.

The Company advises the Staff that it is the Company’s understanding that Dr. Desnick requested the confidential information memorandum to consider any valuation metrics, such as calculations of enterprise value, discounted cash flow analyses and comparable transaction analyses, that may have been included in the confidential information memorandum.  The Company advises the Staff, however, that no such valuation metrics were included in the confidential information memorandum. Rather, as disclosed in the Proxy Statement, the confidential information memorandum only contained historical financial information and certain projected financial information.

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000 www.kramerlevin.com also at 47 Avenue Hoche 75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
October 11, 2011

2.
We note your response to prior comment two from our letter dated September 19, 2011 and partially reissue. With a view to revised disclosure as appropriate, please clarify for us if the board believed that both Bidder D’s and Dr. Desnick’s bids were “significantly lower than the other proposals,” and advise us if and why the timing of diligence activities affected how the board responded to such bids..

The Company supplementally advises the Staff that the Company’s board of directors did not formally request that Gleacher speak to Dr. Desnick in order to raise his bid on or about April 6, 2011, as it did with Bidder D, because no formal decision was being made as to bids at such time. The Company notes that, as disclosed in the Proxy Statement, the Company’s board of directors asked Gleacher to advise Bidder D that its bid was significantly lower than other bids in connection with the board of directors formally determining with which bidders it would continue the diligence and bidding process.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 715-7616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ James A. Grayer

James A. Grayer

JAG:

cc:	Dr. Richard W. Turner

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000 www.kramerlevin.com also at 47 Avenue Hoche 75008 Paris France